

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 27, 2017

Paul W.G. Richardson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

Re: WPP plc
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 000-16350

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Income Statement, page F-8

1.   We note your presentation of "net sales" and, as disclosed on page 2, that you previously referred to this subtotal as "gross profit." It is not clear why you changed the label from "gross profit" to "net sales;" what this subtotal is intended to represent; and why it is relevant to an understanding of the entity's financial performance. Please explain. Refer to IAS 1.85 and IAS 1.85A.

2.   Please tell us your policy for determining functionally which costs are classified as "operating" or "direct." We note that "operating" includes costs associated with your staff and establishment. Please tell us why these costs are not attributable to direct costs

and further why you believe that "net sales" is a complete depiction that includes all information necessary for a user to understand the subtotal.

3.   Further, please tell us what consideration you gave to allocating costs to functions other than direct or operating costs. Refer to IAS 1.103.

4.   Clarify for us whether the Revenue line item includes the gross amount billed when you act as principal and it only includes the net amount retained when you act as agent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications